Exhibit 99.1

WNS Announces Fiscal 2022 First Quarter Earnings,

Revises Full Year Guidance

NEW YORK, NY and MUMBAI, INDIA, July 15, 2021 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) solutions, today announced results for the fiscal 2022 first quarter ended June 30, 2021.

Highlights – Fiscal 2022 First Quarter:

GAAP Financials

•  Revenue of $253.2 million, up 21.9% from $207.8 million in Q1 of last year and up 3.8% from $243.9 million last quarter

•  Profit of $26.8 million, compared to $14.8 million in Q1 of last year and $27.5 million last quarter

•  Diluted earnings per ADS of $0.52, compared to $0.29 in Q1 of last year and $0.53 last quarter

Non-GAAP Financial Measures*

•  Revenue less repair payments of $236.3 million, up 17.3% from $201.4 million in Q1 of last year and up 3.5% from $228.3 million last quarter

•  Adjusted Net Income (ANI) of $39.0 million, compared to $26.1 million in Q1 of last year and $36.7 million last quarter

•  Adjusted diluted earnings per ADS of $0.76, compared to $0.50 in Q1 of last year and $0.71 last quarter

Other Metrics

•  Added 7 new clients in the quarter, expanded 17 existing relationships

•  Days sales outstanding (DSO) at 32 days

•  Global headcount of 46,918 as of June 30, 2021

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the first quarter was $253.2 million, representing a 21.9% increase versus Q1 of last year and a 3.8% increase from the previous quarter. Revenue less repair payments* in the first quarter was $236.3 million, an increase of 17.3% year-over-year and a 3.5% increase sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal first quarter was up 11.4% versus Q1 of last year and 3.0% sequentially. Year-over-year, fiscal Q1 revenue improved as a result of reduced COVID-19 headwinds, new client additions, the expansion of existing relationships, and currency movements net of hedging. Sequentially, revenue improvement was driven by broad-based revenue growth and currency movements net of hedging.

Profit in the fiscal first quarter was $26.8 million, as compared to $14.8 million in Q1 of last year and $27.5 million in the previous quarter. Year-over-year, profit increased as a result of easing pandemic-related pressures, revenue growth driven by new logos and client expansions, currency movements net of hedging, lower amortization of intangibles expense, interest income associated with a tax refund, and a non-recurring tax benefit on liquid mutual funds. These benefits more than offset the impact of wage increases, contractual productivity commitments, the reinstatement of our corporate leave policy, and higher share-based compensation expense. Sequentially, Q1 profit decreased as a result of wage increases, contractual productivity commitments, higher share-based compensation expense, employee hiring in advance of revenue, COVID-related business continuity costs, and the reinstatement of our corporate leave policy. These headwinds were partially offset by increased revenue, reduced SG&A driven by Q4 bonus and incentive amounts, higher interest income associated with a tax refund, a non-recurring tax benefit on liquid mutual funds, and currency movements net of hedging.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Adjusted net income (ANI)* in Q1 was $39.0 million, as compared to $26.1 million in Q1 of last year and $36.7 million in the previous quarter. Explanations for the ANI* movements on a year-over-year and sequential basis are the same as described for GAAP profit above with the exception of amortization of intangible expenses, share-based compensation costs and associated tax impacts, which are excluded from ANI*.

From a balance sheet perspective, WNS ended Q1 with $311.3 million in cash and investments and $16.8 million of debt. In the first quarter, the company generated $15.3 million in cash from operations and incurred $7.7 million in capital expenditures. WNS also repurchased 1,100,000 ADSs at an average price of $77.31 per ADS, which impacted Q1 cash by $85.0 million. First quarter days sales outstanding were 32 days, as compared to 39 days reported in Q1 of last year and 30 days in the previous quarter.

“We are pleased with our fiscal first quarter financial performance, as the company posted solid revenue growth and healthy margins. Despite challenges related to a spike of COVID-19 cases in India during the quarter, WNS was able to execute well in a difficult environment, protecting the health and safety of our employees and the mission-critical operations of our clients,” said Keshav Murugesh, WNS’s Chief Executive Officer. “The company continues to see significant opportunities to capitalize on an under-penetrated customer base, a strong new business pipeline, and a robust BPM market driven by demand for digital transformation and improved competitive positioning.”

COVID-19

The COVID-19 pandemic is having a significant impact on the global economy, our clients’ businesses, and on WNS’s operations, financials, and visibility. Revenue has been pressured by lower client volumes, delays in new business ramps, client concessions, and facility lockdowns which impact service delivery. WNS is actively working to manage our clients’ changing requirements, adapt our service delivery models, ensure data security, and manage costs. In the fiscal first quarter, the company delivered 99% of our clients’ requirements. Going forward, impacts to our financial performance will be a function of how long the COVID-19 pandemic lasts on a global basis, and how long it takes our clients’ businesses to stabilize and recover.

Fiscal 2022 Guidance

WNS is updating guidance for the fiscal year ending March 31, 2022 as follows:

•

Revenue less repair payments* is expected to be between $961 million and $1,009 million, up from $868.7 million in fiscal 2021. Guidance assumes an average GBP to USD exchange rate of 1.38 for the remainder of fiscal 2022.

•	ANI* is expected to range between $158 million and $168 million versus $141.7 million in fiscal 2021. Guidance assumes an average USD to INR exchange rate of 74.50 for the remainder of fiscal 2022.

•	Based on a diluted share count of 51.2 million shares, the company expects fiscal 2022 adjusted diluted earnings* per ADS to be in the range of $3.09 to $3.28 versus $2.72 in fiscal 2021.

“The company has updated our forecast for fiscal 2022 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’s Chief Financial Officer. “Our guidance for the full year reflects growth in revenue less repair payments* of 11% to 16%, or 8% to 14% on a constant currency* basis. We currently have 95% visibility to the midpoint of the range, consistent with July guidance in previous years. For the year, we expect capital expenditures of up to $35 million.”

Conference Call

WNS will host a conference call on July 15, 2021 at 8:00 am (Eastern) to discuss the company’s quarterly results. To access the call in “listen-only” mode, please join live via the company’s investor relations website at ir.wns.com. For call participants, please use the following details: US dial-in +1-888-656-9018; international dial-in +1-503-343-6030; participant passcode 2904169. A replay will be available for one week following the call at +1-855-859-2056; international dial-in +1-404-537-3406; passcode 2904169, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally led transformational solutions with over 375 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of June 30, 2021, WNS had 46,918 professionals across 57 delivery centers worldwide including facilities in Australia, China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, express or implied forward-looking statements relating to our expectations regarding the impact of the COVID-19 pandemic on our business, our cost structure, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2022 guidance, future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions, our dependence on a limited number of clients in a limited number of industries; the impact of the COVID-19 pandemic on our and our clients’ business, financial condition, results of operations and cash flows; currency fluctuations; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; telecommunications or technology disruptions; our ability to attract and retain clients; negative public reaction in the US or the UK to offshore outsourcing; our ability to collect our receivables from, or bill our unbilled services to our clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; and future regulatory actions and conditions in our operating areas. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey EVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Jun 30, 2021	Jun 30, 2020	Mar 31, 2021
Revenue	$253.2	$207.8	$243.9
Cost of revenue	170.2	140.4	158.5

Gross profit	83.1	67.4	85.4
Operating expenses:
Selling and marketing expenses	11.9	12.4	12.9
General and administrative expenses	36.3	31.9	34.5
Foreign exchange (gain) / loss, net	(1.1)	(0.6)	0.0
Amortization of intangible assets	2.9	3.7	3.3

Operating profit	33.2	20.0	34.6

Other income, net	(4.0)	(3.2)	(3.6)
Finance expense	3.6	3.7	3.7

Profit before income taxes	33.6	19.5	34.5
Income tax expense	6.9	4.6	7.0

Profit after tax	$26.8	$14.8	$27.5

Earnings per share of ordinary share
Basic	$0.54	$0.30	$0.56
Diluted	$0.52	$0.29	$0.53

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at Jun 30, 2021	As at Mar 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$96.6	$105.6
Investments	121.8	203.7
Trade receivables, net	91.3	83.1
Unbilled revenue	72.2	66.4
Funds held for clients	11.7	12.1
Derivative assets	5.7	8.0
Contract assets	9.3	7.8
Prepayments and other current assets	25.0	23.2

Total current assets	433.5	509.9

Non-current assets:
Goodwill	123.4	124.0
Intangible assets	68.3	65.1
Property and equipment	51.0	52.3
Right-of-use assets	156.1	166.8
Derivative assets	1.4	1.7
Investments	92.9	85.9
Trade receivables, net	0.1	0.3
Contract assets	28.5	27.1
Deferred tax assets	35.3	33.0
Other non-current assets	34.9	40.0

Total non-current assets	591.8	596.2

TOTAL ASSETS	$1,025.4	$1,106.1

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$22.9	$28.0
Provisions and accrued expenses	31.5	23.9
Derivative liabilities	3.2	4.5
Pension and other employee obligations	55.7	82.6
Current portion of long-term debt	16.8	16.7
Contract liabilities	13.9	12.7
Current taxes payable	3.3	1.5

Lease liabilities	25.8	26.0
Other liabilities	15.0	11.5

Total current liabilities	188.1	207.5

Non-current liabilities:
Derivative liabilities	1.8	2.0
Pension and other employee obligations	20.3	19.6
Long-term debt	—	—
Contract liabilities	14.9	16.6
Other non-current liabilities	0.2	0.2
Lease liabilities	154.9	165.9
Deferred tax liabilities	10.1	10.2

Total non-current liabilities	202.2	214.6

TOTAL LIABILITIES	$390.2	$422.1

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 50,815,110 shares and 50,502,203 shares; each as at June 30, 2021 and March 31, 2021, respectively)	8.0	8.0
Share premium	241.6	227.7
Retained earnings	715.4	689.0
Other reserves	0.3	—
Other components of equity	(166.6)	(162.0)

Total shareholders’ equity including shares held in treasury	$798.7	$762.7

Less: 2,200,000 shares as at June 30, 2021 and 1,100,000 shares as at March 31, 2021, held in treasury, at cost	(163.6)	(78.6)

Total shareholders’ equity	$635.1	$684.1

TOTAL LIABILITIES AND EQUITY	$1,025.4	$1,106.1

About Non-GAAP Financial Measures

The financial information in this release includes certain non-GAAP financial measures that we believe more accurately reflect our core operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A more detailed discussion of our GAAP results is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 14, 2021.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 14, 2021.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and Euro.

WNS also presents or discusses (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit / (loss) excluding goodwill impairment, share-based expense and amortization of intangible assets) as a percentage of revenue less repair payments, (2) ANI, which is calculated as profit excluding goodwill impairment, share-based expense and amortization of intangible assets and including the tax effect thereon, (3) Adjusted net income margin, which refers to ANI as a percentage of revenue less repair payments, (4) net cash, which refers to cash and cash equivalents plus investments less long-term debt (including the current portion) and other non-GAAP financial measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP financial measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that are non-recurring in nature and those it believes are not indicative of its core operating performance. In addition, it uses these non-GAAP financial measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

The company is not able to provide our forward-looking GAAP revenue, profit and earnings per ADS without unreasonable efforts for a number of reasons, including our inability to predict with a reasonable degree of certainty the payments to repair centers, our future share-based compensation expense under IFRS 2 (Share Based payments), amortization of intangibles associated with future acquisitions, goodwill impairment and currency fluctuations. As a result, any attempt to provide a reconciliation of the forward-looking GAAP financial measures (revenue, profit, earnings per ADS) to our forward-looking non-GAAP financial measures (revenue less repair payments*, ANI* and Adjusted diluted earnings* per ADS, respectively) would imply a degree of likelihood that we do not believe is reasonable.

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP) and constant currency revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Jun 30, 2021 compared to
	Jun 30, 2021	Jun 30, 2020	Mar 31, 2021	Jun 30, 2020	Mar 31, 2021
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$253.2	$207.8	$243.9	21.9%	3.8%
Less: Payments to repair centers	17.0	6.4	15.5	166.3%	9.3%
Revenue less repair payments (non-GAAP)	$236.3	$201.4	$228.3	17.3%	3.5%
Exchange rate impact	(0.2)	10.5	0.8
Constant currency revenue less repair payments (non-GAAP)	$236.1	$211.9	$229.1	11.4%	3.0%

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2021	Jun 30, 2020	Mar 31, 2021
	(Amounts in millions)
Cost of revenue (GAAP)	$170.2	$140.4	$158.5
Less: Payments to repair centers	17.0	6.4	15.5
Less: Share-based compensation expense	1.7	1.4	1.2
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (non-GAAP)	$151.5	$132.6	$141.8

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2021	Jun 30, 2020	Mar 31, 2021
	(Amounts in millions)
Gross profit (GAAP)	$83.1	$67.4	$85.4
Add: Share-based compensation expense	1.7	1.4	1.2
Adjusted gross profit (excluding share-based compensation expense) (non-GAAP)	$84.8	$68.8	$86.5

	Three months ended
	Jun 30, 2021	Jun 30, 2020	Mar 31, 2021
Gross profit as a percentage of revenue (GAAP)	32.8%	32.4%	35.0%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	35.9%	34.2%	37.9%

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2021	Jun 30, 2020	Mar 31, 2021
	(Amounts in millions)
Selling and marketing expenses (GAAP)	$11.9	$12.4	$12.9
Less: Share-based compensation expense	1.5	1.9	0.9
Adjusted selling and marketing expenses (excluding share-based compensation expense) (non-GAAP)	$10.4	$10.6	$12.0

	Three months ended
	Jun 30, 2021	Jun 30, 2020	Mar 31, 2021
Selling and marketing expenses as a percentage of revenue (GAAP)	4.7%	6.0%	5.3%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	4.4%	5.2%	5.2%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2021	Jun 30, 2020	Mar 31, 2021
	(Amounts in millions)
General and administrative expenses (GAAP)	$36.3	$31.9	$34.5
Less: Share-based compensation expense	9.9	8.4	7.5
Adjusted general and administrative expenses (excluding share-based compensation expense) (non-GAAP)	$26.4	$23.5	$26.9

	Three months ended
	Jun 30, 2021	Jun 30, 2020	Mar 31, 2021
General and administrative expenses as a percentage of revenue (GAAP)	14.3%	15.3%	14.1%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	11.2%	11.7%	11.8%

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2021	Jun 30, 2020	Mar 31, 2021
	(Amounts in millions)
Operating profit (GAAP)	$33.2	$20.0	$34.6
Add: Share-based compensation expense	13.1	11.7	9.6
Add: Amortization of intangible assets	2.9	3.7	3.3
Adjusted operating profit (excluding share-based compensation expense and amortization of intangible assets) (non-GAAP)	$49.2	$35.3	$47.6

	Three months ended
	Jun 30, 2021	Jun 30, 2020	Mar 31, 2021
Operating profit as a percentage of revenue (GAAP)	13.1%	9.6%	14.2%
Adjusted operating profit (excluding share-based compensation expense and amortization of intangible assets) as a percentage of revenue less repair payments (non-GAAP)	20.8%	17.5%	20.8%

Reconciliation of profit (GAAP) to ANI (non-GAAP)

	Three months ended
	Jun 30, 2021	Jun 30, 2020	Mar 31, 2021
	(Amounts in millions)
Profit after tax (GAAP)	$26.8	$14.8	$27.5
Add: Share-based compensation expense	13.1	11.7	9.6
Add: Amortization of intangible assets	2.9	3.7	3.3
Less: Tax impact on share-based compensation expense(1)	(3.0)	(3.2)	(2.7)
Less: Tax impact on amortization of intangible assets(1)	(0.7)	(0.9)	(1.0)
Adjusted Net Income (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$39.0	$26.1	$36.7

(1)

The company applies GAAP methodologies in computing the tax impact on its non-GAAP ANI adjustments (including amortization of intangible assets and share-based compensation expense). The company’s non-GAAP tax expense is generally higher than its GAAP tax expense if the income subject to taxes is higher considering the effect of the items excluded from GAAP profit to arrive at non-GAAP profit.

	Three months ended
	Jun 30, 2021	Jun 30, 2020	Mar 31, 2021
Profit after tax as a percentage of revenue (GAAP)	10.6%	7.1%	11.3%
Adjusted net income (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) as a percentage of revenue less repair payments (non-GAAP)	16.5%	12.9%	16.1%

Reconciliation of basic earnings per ADS (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2021	Jun 30, 2020	Mar 31, 2021
Basic earnings per ADS (GAAP)	$0.54	$0.30	$0.56
Add: Adjustment of share-based compensation expense and amortization of intangible assets	0.32	0.31	0.26
Less: Tax impact on share-based compensation expense and amortization of intangible assets	(0.07)	(0.09)	(0.08)
Adjusted basic earnings per ADS (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$0.79	$0.52	$0.74

Reconciliation of diluted earnings per ADS (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2021	Jun 30, 2020	Mar 31, 2021
Diluted earnings per ADS (GAAP)	$0.52	$0.29	$0.53
Add: Adjustments for share-based compensation expense and amortization of intangible assets	0.31	0.30	0.25
Less: Tax impact on share-based compensation expense and amortization of intangible assets	(0.07)	(0.09)	(0.07)
Adjusted diluted earnings per ADS (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$0.76	$0.50	$0.71